SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 29549

                             FORM 12b-25

                                         Commission File Number 0-4173

                     NOTIFICATION OF LATE FILING

(Check One): _X_ Form 10-K ___ Form 11-K ___ Form 20-F ___ Form 10-Q
___ Form N-SAR

     For Period Ended: August 30, 1997

___ Transition Report on Form 10-K   ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F   ___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

     For the Transition Period
Ended:__________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 10-13

                                PART I
                        REGISTRANT INFORMATION

Full name of registrant: DMI Furniture, Inc.

Former name if applicable: N/A

Address of principal executive office:  One Oxmoor Place
                                        101 Bullitt Lane
City, state and zip code:               Louisville, Kentucky 40222

                               PART II
                        RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the
 _X_ 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III
                              NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The registrant anticipated that the information required by
Part III, Items 10-13 of its annual report on Form 10-K for the fiscal year ended August 30, 1997 would be incorporated by reference from its definitive proxy statement, and that the definitive proxy statement for its annual meeting of stockholders scheduled for February 1998, would be filed on or before December 29, 1997, the date 120 days after the end of the registrant's 1997 fiscal year. The Board of Directors recently postponed the 1998 annual meeting to consider the possible submission of an additional proposal for stockholder action at the annual meeting. The postponement required the registrant to postpone the mailing and filing of its definitive proxy statement and to prepare an amendment to its Form 10-K on short notice. The registrant expects to file the required information on Form 10-K/A on or before December 31, 1997. The following factors did not allow the registrant to file the amendment on or before December 29, 1997 without unreasonable effort or expense: the timing of the decision to postpone the annual meeting and mailing of the definitive proxy materials shortly before the deadline for the filing, the fact that end of the registrant's fiscal year varies from year to year and consequently the filing deadline for the Part III information varies from year to year, the proximity of the filing deadline in 1997 to the Christmas holidays, the registrant's use of third parties to assist in the preparation and electronic filing of the amendment, and the registrant's ability to file the Part III information no later than the second day after the filing deadline, which minimizes any adverse impact to the public.

                               PART IV
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Joseph G. Hill, (502)426-4351, ext. 227

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           _X_ Yes   ___ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           ___ Yes   _X_ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         DMI FURNITURE, INC.
             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 1997            By /s/ Joseph G. Hill
                                      Vice President, Finance
                                      Chief Financial Officer